UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January 2010

Commission File Number 0-30314

BONTAN CORPORATION INC.
(Translation of registrant’s name into English)

47 Avenue Road, Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

On January 4, 2010, East Mediterranean Exploration Company Limited (East Med) filed a complaint in the U.S. District Court for the District of Colorado against International Three Crown Petroleum, Israel Petroleum Company, Ltd., H. Howard Cooper and Bontan Corporation Inc. (Bontan).  East Med seeks declaratory relief, including a declaration securing its alleged rights in the Sarah and Mira licenses and the Benjamin permit, as well as unspecified damages for intentional interference with a contractual relationship. On January 22, 2010, Bontan filed a motion to dismiss the case based on lack of subject matter jurisdiction, lack of personal jurisdiction over Bontan, improver venue, failure to state a claim upon which relief can be granted and failure to join a necessary and indispensable party.

On January 19, 2010, PetroMed Corporation (PetroMed) filed a complaint in the U.S. District Court for the Western District of Washington against Bontan, Howard Cooper and Three Crown Petroleum, LLC.  The complaint alleges (i) violations of Section 10b-5 of the Securities Exchange Act of 1934 (“Exchange Act”), (ii) a claim for rescission under Section 29(b) of the Exchange Act, (iii) securities fraud under the Washington Securities Act, (iv)  a state common law claim for rescission, (v) fraud in the inducement, (vi) money laundering under RCW 9A.83.020 , (vii) breach of contract, (viii) a state economic duress/business compulsion claim, (ix) unfair or deceptive acts or practices under the Washington Consumer Protection Act and (x) negligent misrepresentation.  The complaint requests rescission of PetroMed’s assignment of its 95.5% interest in the Mira and Sarah licenses and Benjamin permit to Israel Petroleum Company, Limited, money damages of greater than $500 million, a statutory penalty of $25,000 under the Washington Consumer Protection Act, a declaration that the contracts with the defendants are null and void, an award of reasonable attorney fees and costs of litigation and a grant of such other relief as is equitable and just.

Bontan believes the East Med and PetroMed complaints are without merit and intends to defend them vigorously.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  January [  ], 2010

BONTAN CORPORATION INC.

                         By:    /S/
     Kam Shah
                    Chief Executive Officer

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